UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Benihana Inc.
(Name of Issuer)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
082047101
(CUSIP Number)
BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Attn: Alan B. Levan, Chairman of the Board, President and Chief Executive Officer
(954) 940-4900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	082047101

1	NAMES OF REPORTING PERSONS: BFC Financial Corporation (I.R.S. No. 59-2022148)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Florida

	7	SOLE VOTING POWER:

NUMBER OF		1,581,631

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,581,631

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,581,631

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	22.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Amendment No. 3 to Schedule 13D
     This Amendment No. 3 to Schedule 13D is being filed by BFC Financial Corporation, a Florida corporation (“BFC”), to amend to the extent expressly set forth herein the Schedule 13D filed with the Securities and Exchange Commission on July 1, 2004, as amended on August 4, 2005 and May 24, 2011, relating to the Common Stock of Benihana Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 8685 Northwest 53rd Terrace, Miami, Florida 33166.
Item 3: Source and Amount of Funds or Other Consideration
     On July 15, 2011, BFC exercised the right to convert 100,000 of the 600,000 shares of Series B Convertible Preferred Stock of the Issuer owned by BFC. The 100,000 shares of Series B Convertible Preferred Stock were converted into 197,721 shares of the Issuer’s Common Stock.
Item 4: Purpose of Transaction
     The Issuer has submitted to its stockholders a proposal to reclassify each share of the Issuer’s Class A Common Stock into one share of the Issuer’s Common Stock. A special meeting of the Issuer’s stockholders to vote on the reclassification has been scheduled for September 1, 2011, and a record date of July 18, 2011 has been set for the purpose of establishing the stockholders of the Issuer entitled to vote at the meeting. BFC strongly supports the Issuer’s reclassification proposal and believes it is in the best interests of all of the Issuer’s stockholders. BFC intends to vote all shares of the Issuer’s stock owned or controlled by it in favor of the reclassification. However, since the reclassification (in addition to requiring other shareholder approvals, including the approval of shares representing a majority of the voting power of the Issuer generally) requires a class vote of the Issuer’s Common Stock, voting by itself, BFC cannot participate in such separate class vote with respect to the shares of the Issuer’s Series B Convertible Preferred Stock that it owns. As previously reported, on May 20, 2011, BFC converted 200,000 shares of the Issuer’s Series B Convertible Preferred Stock owned by it (out of a total of 800,000 shares) into 397,328 shares of the Issuer’s Common Stock for the purpose of facilitating the approval of the reclassification proposal. At that time, BFC disclosed that it intended to convert additional shares of the Issuer’s Series B Convertible Preferred Stock owned by it into shares of the Issuer’s Common Stock for the same purpose. In furtherance thereof, on July 15, 2011, BFC converted 100,000 shares of the Issuer’s Series B Convertible Preferred Stock owned by it (out of a total of 600,000 shares) into 197,721 shares of the Issuer’s Common Stock. The shares of the Issuer’s Common Stock acquired by BFC in connection with each such conversion will be eligible to be voted as part of the Common Stock class vote on the reclassification proposal. Additionally, Alan B. Levan, BFC’s Chairman, Chief Executive Officer and President and a director of the Issuer, and John E. Abdo, Vice Chairman of each of BFC and the Issuer, have each indicated that they intend to vote any shares of the Issuer’s securities owned by them in favor of the reclassification proposal.
     Except as described above, neither BFC nor, to the best of its knowledge, any of its executive officers, directors or control persons, currently has any plans that would result in any of the occurrences enumerated in (a) through (j) of Item 4 of Schedule 13D.
Item 5: Interest in the Securities of the Issuer
     BFC may be deemed to be the beneficial owner of 1,581,631 shares of the Issuer’s Common Stock (which is comprised of the 595,049 shares of the Issuer’s Common Stock which it owns by virtue of the above-described Series B Convertible Preferred Stock share conversions and an additional 986,582 shares which, as of the date hereof, BFC may acquire upon conversion of the 500,000 remaining shares of the Issuer’s Series B Convertible Preferred Stock owned by it). These shares represent approximately 22.5% of the outstanding shares of the Issuer’s Common Stock. BFC possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all such shares. However, Alan B. Levan and John E. Abdo collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 71.6% of the total voting power of BFC. Accordingly, Messrs. Levan and Abdo may be deemed to beneficially own the shares of the Issuer’s securities owned by BFC.
     In addition, Mr. Abdo may be deemed to be the beneficial owner of 79,500 shares of the Issuer’s Common Stock, which includes 30,750 shares of the Issuer’s Common Stock that Mr. Abdo has the right to acquire within 60 days upon the exercise of stock options. These shares represent approximately 1.3% of the outstanding shares of the Issuer’s Common Stock. Mr. Adbo possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all such shares. Further, Darwin Dornbush, who serves as a director of each of BFC and the Issuer, currently owns 16,737 shares of the Issuer’s Common Stock, which represent less than 1% of the outstanding shares of the Issuer’s Common Stock. Mr. Dornbush possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares owned by him.
     Messrs. Abdo, Levan and Dornbush also beneficially own 146,333 shares, 43,333 shares and 50,308 shares, respectively, of the Issuer’s Class A Common Stock, including 94,833 shares, 13,333 shares and 33,333 shares, respectively, that they have the right to acquire within 60 days upon the exercise of stock options. Further, the shares owned by Mr. Dornbush include 15,000 shares that were granted to him by the Issuer within the past 60 days (on June 9, 2011) in consideration for services rendered to the Issuer. As described above, the Issuer’s Class A Common Stock is not currently convertible into the Issuer’s Common Stock; however, if the above-described reclassification proposal is approved by Issuer’s stockholders and effected, each share of the Issuer’s Class A Common Stock will automatically be converted into one share of the Issuer’s Common Stock.
     Other than as described herein, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any shares of the Issuer’s Common Stock during the past 60 days, and no person except for BFC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock owned by BFC.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 15, 2011
Date
BFC Financial Corporation
/s/ John K. Grelle
Signature
John K. Grelle/Executive Vice President and Chief Financial Officer
Name/Title